EXHIBIT G

PROPOSED FORM OF NOTICE

Cinergy Corp.  70-

Notice of Proposal to Issue Shares under New Incentive
Compensation Plan;  Order Authorizing Proxy Solicitation

Cinergy Corp., a registered holding company located at 139 East
Fourth Street, Cincinnati, Ohio 45202 ("Cinergy"), has filed a declaration under Sections 6(a), 7 and 12(e) of the Act and Rules
42, 54, 62 and 65 thereunder.

Cinergy seeks approvals with respect to a new long-term employee incentive compensation plan ("Plan") adopted by its Board of Directors ("Board") on January 25, 1996, subject to approval by Cinergy's shareholders. The Plan, to be administered by the Board's Compensation Committee ("Committee"), contemplates the grant from time to time to selected eligible employees of stock-related awards of six general types: (1) options to purchase shares of Cinergy common stock, $0.01 par value per share ("Common Shares"); (2) stock appreciation rights, i.e., rights to receive, upon exercise, the appreciation in fair market value of Common Shares; (3) restricted stock, i.e., outright grants of Common Shares, subject to transfer restrictions and risk of forfeiture for a specified restriction period and which may further be conditioned upon the attainment of specified Performance Measures/1/; (4) rights to receive (a) Common Shares, or in lieu of all or any portion of those shares, their fair market value - i.e., "performance shares" - or (b) a specified dollar amount or, in lieu of all or any portion of that amount, Common Shares having the same fair market value - i.e., "performance awards" - both conditional upon the attainment during a specified performance period of specified Performance Measures; (5) dividend equivalents, i.e., rights to receive Cinergy common stock or cash or other property equal in value to dividends paid with respect to a specified number of Common Shares, and which may, but need not, be conditioned upon the attainment of specified Performance Measures; and (6) other stock-based awards which are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares. Employees of Cinergy and its subsidiaries who would be eligible to receive awards under the Plan consist of officers, employees employed in a significant executive, supervisory, administrative, operational or professional capacity, and employees who have the potential to contribute to the future success of the Cinergy system. The Committee would have the exclusive authority to determine those eligible employees to whom awards would be granted, as well as the type, size and other terms and conditions of each granted award, subject only to the parameters of the Plan.

Shares used for awards under the Plan may be authorized but unissued Common Shares or Common Shares purchased on the open market, in private transactions or otherwise. Cinergy requests authority to issue securities under the Plan, including up to 7 million Common Shares from time to time through December 31, 2000.

The Plan is intended to be of indefinite duration./2/ However, at any time by action of the Board, Cinergy may amend or terminate the Plan in whole or in part, except with respect to certain provisions thereof relating to the effects of a "change in control" of Cinergy, which may not be amended for three years following a change in control. In addition, without the approval of Cinergy's shareholders, no such action may (1) increase the maximum number of Common Shares that may be issued in respect of awards under the Plan, or (2) change the class of employees eligible to participate in the Plan.

Cinergy proposes to submit the Plan to the holders of its outstanding Common Shares for action at the annual meeting scheduled to take place on April 26, 1996, and in connection therewith to solicit proxies from the holders of Common Shares. Assuming the presence of a quorum, approval of the Plan requires the affirmative vote of the holders of not less than a majority of the Common Shares present at the meeting in person or by proxy and entitled to vote on the Plan. Cinergy requests that the effectiveness of its declaration with respect to such solicitation of proxies be permitted to become effective forthwith pursuant to Rule 62(d).

It appearing to the Commission that Cinergy's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62(d):

IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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Endnotes

/1/ "Performance Measures" are criteria and objectives determined by the Committee which (1) in the case of performance shares, performance awards or dividend equivalents, the attainment of which during the applicable performance period would be a precondition to settlement of the award, and (2) in the case of restricted stock, the failure to obtain which would cause forfeiture of the award and/or which if met during the otherwise applicable restriction period would cause an early termination of the restriction period. Performance Measures applicable to any award to an employee who is, or is determined by the Committee as likely to become, a "covered employee" within the meaning of
Section 162(m) of the Internal Revenue Code of 1986, as amended, will be established in writing within the period prescribed by that section and shall be limited to criteria and objectives related to (1) Cinergy's or one of its subsidiary's performance, efficiency or profitability, including stock price, total shareholder return, market share, sales, earnings per share, costs, net operating income, cash flow, fuel cost per million